# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tango Therapeutics, Inc., CIK 0001819133
CUSIP: 87583X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 201 Brookline Avenue, Suite 901, Boston, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0001688327
Persons authorized to receive notices and communications: Third Rock Ventures, LLC, 201 Brookline Avenue, Suite 1401, Boston, Massachusetts (MA), 02215, 617-585-2000

## Reporting persons
- Third Rock Ventures IV, L.P. (CIK 0001688327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,874,574; sole dispositive power 0; shared dispositive power 7,874,574; aggregate amount beneficially owned 7,874,574 (5.85% of the class)
  Comment: The percent of class was calculated based on 134,593,998 shares of common stock issued and outstanding as of October 28, 2025, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 4, 2025.
- Third Rock Ventures GP IV, L.P. (CIK 0001688326): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,874,574; sole dispositive power 0; shared dispositive power 7,874,574; aggregate amount beneficially owned 7,874,574 (5.85% of the class)
  Comment: The percent of class was calculated based on 134,593,998 shares of common stock issued and outstanding as of October 28, 2025, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 4, 2025.
- TRV GP IV, LLC (CIK 0001688325): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,874,574; sole dispositive power 0; shared dispositive power 7,874,574; aggregate amount beneficially owned 7,874,574 (5.85% of the class)
  Comment: The percent of class was calculated based on 134,593,998 shares of common stock issued and outstanding as of October 28, 2025, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Tango Therapeutics, Inc.
Address of issuer's principal executive offices: 201 Brookline Avenue, Suite 901, Boston, Massachusetts (MA), 02215
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Persons with respect to the shares of common stock, $0.001 par value per share ("Common Stock"), of Tango Therapeutics, Inc. (the "Company" or the "Issuer"). The transactions described in Item 5(c) resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of November 19, 2025, TRV IV had shared voting and dispositive power with respect to 7,874,574 shares of the Issuer's Common Stock, constituting approximately 5.85% of the Issuer's outstanding Common Stock.

As of November 19, 2025, Third Rock Ventures GP IV, L.P. ("TRV GP IV"), as the general partner of TRV IV may be deemed to have shared voting and dispositive power with respect to all 7,874,574 shares of the Issuer's Common Stock owned by TRV IV, constituting approximately 5.85% of the Issuer's outstanding Common Stock.

As of November 19, 2025, TRV GP IV, LLC ("TRV GP IV LLC," and collectively with TRV IV and TRV GP IV, the "Reporting Persons"), as the general partner of TRV GP IV may be deemed to have shared voting and dispositive power with respect to all 7,874,574 shares of the Issuer's Common Stock owned by TRV IV, constituting approximately 5.85% of the Issuer's outstanding Common Stock.

The percent of class was calculated based on 134,593,998 shares of common stock issued and outstanding as of October 28, 2025, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on Novemebr 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days:
Except as set forth in the table below, no transactions in the Common Stock were effected by the Reporting Persons during the 60-day period ended November 19, 2025.

Date Amount of Securities Price per Share Where and How Effected
TRV IV 9/25/2025 500,000 $8.02* Disposed in the Open Market
TRV IV 10/23/2025 477,401 $10.15* Disposed in the Open Market
TRV IV 11/6/2025 1,500,000 $8.00* Disposed in the Open Market
TRV IV 11/10/2025 278,956 $8.00* Disposed in the Open Market
TRV IV 11/11/2025 721,044 $8.20* Disposed in the Open Market
TRV IV 11/12/2025 1,512,000 $8.20* Disposed in the Open Market
TRV IV 11/14/2025 600,000 $8.20* Disposed in the Open Market
TRV IV 11/17/2025 14,875 $8.27* Disposed in the Open Market
TRV IV 11/19/2025 885,125 $8.26* Disposed in the Open Market
* The price reported is a weighted average price. These shares were sold in multiple transactions.

## Signatures
- Third Rock Ventures IV, L.P.: /s/ Kevin Gillis, Kevin Gillis, COO of TRV GP IV, LLC, the general partner of Third Rock Ventures GP IV, L.P., the general partner of Third Rock Ventures IV, L.P. (11/21/2025)
- Third Rock Ventures GP IV, L.P.: /s/ Kevin Gillis, Kevin Gillis, COO of TRV GP IV, LLC, the general partner of Third Rock Ventures GP IV, L.P. (11/21/2025)
- TRV GP IV, LLC: /s/ Kevin Gillis, Kevin Gillis, COO (11/21/2025)